Exhibit 99.1

ASCENDIS PHARMA A/S

INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Page
Unaudited Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income / (Loss) for the Three Months Ended March 31, 2020 and 2019	2
Unaudited Condensed Consolidated Interim Statements of Financial Position as of March 31, 2020 and December 31, 2019	3
Unaudited Condensed Consolidated Interim Statements of Changes in Equity at March 31, 2020 and 2019	4
Unaudited Condensed Consolidated Interim Cash Flow Statements for the Three Months Ended March 31, 2020 and 2019	5
Notes to the Unaudited Condensed Consolidated Interim Financial Statements	6

Unaudited Condensed Consolidated Interim Statements of Profit or Loss

and Other Comprehensive Income / (Loss) for the Three Months Ended March 31

		Three Months Ended March 31,
	Notes	2020	2019
		(EUR’000)
Revenue	5	2,225	5,414
Research and development costs		(57,515)	(51,259)
General and administrative expenses		(17,915)	(10,436)

Operating profit / (loss)		(73,205)	(56,281)
Share of profit / (loss) of associate		(1,515)	(1,852)
Finance income		11,773	4,620
Finance expenses		(447)	(194)

Profit / (loss) before tax		(63,394)	(53,707)
Tax on profit / (loss) for the period		77	70

Net profit / (loss) for the period		(63,317)	(53,637)

Other comprehensive income / (loss)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations		86	559

Other comprehensive income / (loss) for the period, net of tax		86	559

Total comprehensive income / (loss) for the period, net of tax		(63,231)	(53,078)

Profit / (loss) for the period attributable to owners of the Company		(63,317)	(53,637)
Total comprehensive income / (loss) for the period attributable to owners of the Company		(63,231)	(53,078)

		EUR	EUR
Basic and diluted earnings / (loss) per share		(1.32)	(1.24)
Number of shares used for calculation (basic and diluted) (1)		47,985,837	43,371,559

(1)

A total of 5,941,364 warrants outstanding as of March 31, 2020 can potentially dilute earnings per share in the future but have not been included in the calculation of diluted earnings per share because they are antidilutive for the period presented. Similarly, a total of 5,650,777 warrants outstanding as of March 31, 2019 are also considered antidilutive for the period presented and have not been included in the calculation.

Unaudited Condensed Consolidated Interim Statements of Financial Position

	Notes	March 31, 2020	December 31, 2019
	(EUR’000)
Assets
Non-current assets
Intangible assets		3,495	3,495
Property, plant and equipment		49,761	45,069
Investment in associate		15,307	15,538
Deposits		1,270	1,463

		69,833	65,565

Current assets
Receivable from associate		1,312	804
Other receivables		4,775	3,136
Prepayments		10,185	7,648
Income taxes receivable		921	1,473
Cash and cash equivalents		534,381	598,106

		551,574	611,167

Total assets		621,407	676,732

Equity and liabilities
Equity
Share capital	8	6,443	6,443
Distributable equity		542,389	590,671

Total equity		548,832	597,114

Non-current liabilities
Lease liabilities		30,760	30,720
Other payables		—	908

		30,760	31,628

Current liabilities
Lease liabilities		6,307	5,899
Contract liabilities		343	858
Trade payables		27,277	27,765
Other payables		7,679	13,349
Income taxes payable		209	119

		41,815	47,990

Total liabilities		72,575	79,618

Total equity and liabilities		621,407	676,732

Unaudited Condensed Consolidated Interim Statements of Changes in Equity

		Distributable Equity
	Share Capital	Share Premium	Foreign Currency Translation Reserve	Share- based Payment Reserve	Accumulated Deficit	Total
	(EUR’000)
Equity at January 1, 2020	6,443	1,122,097	(34)	79,931	(611,323)	597,114
Loss for the period	—	—	—	—	(63,317)	(63,317)
Other comprehensive income / (loss), net of tax	—	—	86	—	—	86

Total comprehensive income / (loss)	—	—	86	—	(63,317)	(63,231)

Share-based payment (Note 7)	—	—	—	14,949	—	14,949
Capital increase	—	—	—	—	—	—
Cost of capital increase	—	—	—	—	—	—

Equity at March 31, 2020	6,443	1,122,097	52	94,880	(674,640)	548,832

		Distributable Equity
	Share Capital	Share Premium	Foreign Currency Translation Reserve	Share- based Payment Reserve	Accumulated Deficit	Total
	(EUR’000)
Equity at January 1, 2019	5,659	625,250	3	42,445	(393,307)	280,050
Loss for the period	—	—	—	—	(53,637)	(53,637)
Other comprehensive income / (loss), net of tax	—	—	559	—	—	559

Total comprehensive income / (loss)	—	—	559	—	(53,637)	(53,078)

Share-based payment (Note 7)	—	—	—	9,435	—	9,435
Capital increase	642	511,313	—	—	—	511,955
Cost of capital increase	—	(31,701)	—	—	—	(31,701)

Equity at March 31, 2019	6,301	1,104,862	562	51,880	(446,944)	716,661

Unaudited Condensed Consolidated Interim Cash Flow Statements for the

Three Months Ended March 31

	Three Months Ended March 31,
	2020	2019
	(EUR’000)
Operating activities
Net profit / (loss) for the period	(63,317)	(53,637)
Reversal of non-cash consideration relating to revenue	(1,202)	(1,581)
Reversal of share of profit/(loss) of associate	1,515	1,852
Reversal of finance income	(11,773)	(4,620)
Reversal of finance expenses	447	194
Reversal of tax charge	(77)	(70)
Adjustments for:
Share-based payment	14,949	9,435
Depreciation	1,993	1,296
Changes in working capital:
Receivables	797	(5,195)
Prepayments	(2,537)	1,133
Contract liabilities (deferred income)	(515)	(3,829)
Trade payables and other payables	(8,872)	(7,324)

Cash flows generated from / (used in) operations	(68,592)	(62,346)
Finance income received	1,455	1,555
Finance expenses paid	(367)	(57)
Income taxes received / (paid)	718	(13)

Cash flows from / (used in) operating activities	(66,786)	(60,861)

Investing activities
Acquisition of property, plant and equipment	(6,141)	(2,469)

Cash flows from / (used in) investing activities	(6,141)	(2,469)

Financing activities
Payment of finance lease liabilities	(1,117)	(1,188)
Capital increase	—	511,955
Cost of capital increase	—	(31,701)

Cash flows from / (used in) financing activities	(1,117)	479,066

Increase / (decrease) in cash and cash equivalents	(74,044)	415,736

Cash and cash equivalents at January 1	598,106	277,862
Effect of exchange rate changes on balances held in foreign currencies	10,319	3,066

Cash and cash equivalents at March 31	534,381	696,664

Cash and cash equivalents include:
Bank deposits	216,925	696,664
Short-term marketable securities	317,456	—

Cash and cash equivalents at March 31	534,381	696,664

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 1—General Information

Ascendis Pharma A/S, together with its subsidiaries, is a biopharmaceutical company applying its innovative TransCon technologies to build a leading, fully integrated biopharmaceutical company. Ascendis Pharma A/S was incorporated in 2006 and is headquartered in Hellerup, Denmark. Unless the context otherwise requires, references to the “Company,” “we,” “us” and “our” refer to Ascendis Pharma A/S and its subsidiaries.

The address of the Company’s registered office is Tuborg Boulevard 12, DK-2900, Hellerup, Denmark.

On February 2, 2015, the Company completed an initial public offering which resulted in the listing of American Depositary Shares, or ADSs, representing the Company’s ordinary shares, under the symbol “ASND” in the United States on The Nasdaq Global Select Market.

The Company’s Board of Directors approved these unaudited condensed consolidated interim financial statements on May 19, 2020.

Note 2—Summary of Significant Accounting Policies

Basis of Preparation

The unaudited condensed consolidated interim financial statements of the Company are prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting.” Certain information and disclosures normally included in the consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been condensed or omitted. Accordingly, these unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2019 and accompanying notes, which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board, and as adopted by the European Union.

The accounting policies applied are consistent with those of the previous financial year. Our accounting policies for marketable securities included within cash and cash equivalents, applied for the first time in this reporting period, are described below. A description of our accounting policies is provided in the Accounting Policies section of the audited consolidated financial statements as of and for the year ended December 31, 2019.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates and requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the unaudited condensed consolidated interim financial statements are disclosed in Note 3.

Cash and Cash Equivalents

Marketable Securities with Short-Term Maturity

In order to mitigate concentration of credit risks, the Company’s business model comprise objectives to hold marketable securities in order to collect contractual cash-flows.

Marketable securities comprise investments in government bonds and similar securities (“securities” or “instruments”). Contractual terms of the individual securities give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. This assessment is referred to as the SPPI-test and is performed at an instrument level.

At March 31, 2020, the Company held short-term marketable securities with a maturity of three months or less on the date of acquisition, that are presented as cash and cash equivalents in the unaudited consolidated interim statements of financial position.

Marketable securities are initially recognized at fair value and subsequently measured at amortized cost and are subject to impairment according to expected credit loss. Gains and losses are recognized in the consolidated statement of profit or loss when the specific security or portfolio of securities is derecognized, modified or impaired.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

New and Amended IFRS Standards Adopted by the Company

Several new amendments and interpretations became applicable for the current reporting period, but do not have an impact on the accounting policies applied by the Company.

Note 3—Critical Accounting Judgments and Key Sources of Estimation Uncertainty

In the application of our accounting policies, the Company is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Critical judgments made in the process of applying our accounting policies and that have the most significant effect on the amounts recognized in our unaudited condensed consolidated interim financial statements relate to revenue recognition, share-based payment, internally generated intangible assets, and to our collaboration agreements.

The key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial year, primarily relate to recognition of accruals for manufacturing and clinical trial activities. No significant adjustments to accruals have been recognized during the first three months of 2020 or 2019, due to conditions that existed at December 31, 2019, or 2018, respectively. Additionally, there have been no changes to the application of significant accounting estimates, and no impairment losses have been recognized during the first three months of 2020 or 2019.

The unaudited condensed consolidated interim financial statements do not include all disclosures for critical accounting estimates and judgments that are required in the annual consolidated financial statements and should be read in conjunction with the Company’s audited consolidated financial statements as of and for the year ended December 31, 2019.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 4—Significant Events in the Reporting Period

As reported in the Company’s Annual Report on Form 20-F, as of and for the year ended December 31, 2019, a novel strain of coronavirus, (“COVID-19”), was reported to have surfaced in Wuhan, China, in December 2019. Since then, COVID-19 has spread around the world into a pandemic, including into countries, where we are operating from, where we have planned or have ongoing clinical trials, and where we rely on third parties to manufacture preclinical and clinical supplies, as well as commercial supply.

The COVID-19 pandemic may negatively impact our business in many ways. There is a potential evolving impact on the conduct of clinical trials of our product candidates, and any challenges which may arise, may lead to difficulties in meeting protocol-specified procedures. In addition, while we rely on third parties to manufacture preclinical and clinical supplies and materials, we can potentially experience delays in providing sufficient supplies according to our planned and ongoing clinical trials. Further, if our product candidates are approved, we will need to secure sufficient manufacturing capacity with our third-party manufacturers to produce the quantities necessary to meet anticipated market demand.

To minimize the risk of spread of the COVID-19, we have taken precautionary measures within our organization, including encouraging our employees to work remotely, reducing travel activity, and minimizing face-to-face meetings. As of the reporting date we have not identified significant COVID-19 related disruptions to our business, including clinical trial operations, or identified any of our third-party manufacturers not able to meet their obligations. In addition, no significant transactions, as a result of COVID-19, have been recognized during the first three months of 2020.

However, while the global outbreak of COVID-19 continues to rapidly evolve, the extent to which COVID-19 impacts our business will depend on the future development, which is highly uncertain and cannot be reliably predicted. Obviously, while COVID-19 continues to impact the world in several aspects, the development is monitored closely by management, including any impact this may have on the Company’s financial performance and financial position.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 5—Revenue

Revenue has been recognized in the consolidated statements of profit or loss with the following amounts:

	Three Months Ended March 31,
	2020	2019
	(EUR’000)
Revenue from the rendering of services (recognized over time)	1,312	5,414
Sale of clinical supply (recognized at a point in time)	246	—
“Right-to-use” licenses (recognized at a point in time)	667	—

Total revenue (1)	2,225	5,414

Revenue from external customers (geographical)
North America	667	5,414
China	1,558	—

Total revenue	2,225	5,414

(1)

For the three months ended March 31, 2020 and March 31, 2019, “Total revenue” includes recognition of previously deferred revenue/internal profit from associate of €1,202 thousand and €1,581 thousand, respectively.

Note 6—Segment Information

We are managed and operated as one business unit. No separate business areas or separate business units have been identified in relation to product candidates or geographical markets. Accordingly, we do not disclose information on business segments or geographical markets.

Note 7—Warrants and Share-based Payment

Share-based Payment

Ascendis Pharma A/S has established warrant programs, equity-settled share-based payment transactions, as an incentive for all its employees, members of its Board of Directors and select external consultants.

Warrants are granted by the Company’s Board of Directors in accordance with authorizations given to it by the shareholders of the Company. As of March 31, 2020, 9,568,987 warrants had been granted, of which 19,580 warrants have been cancelled, 3,271,250 warrants have been exercised, 2,168 warrants have expired without being exercised, and 334,625 warrants have been forfeited. As of March 31, 2020, the Company’s Board of Directors was authorized to grant up to 1,047,325 additional warrants to employees, board members and select consultants without pre-emptive subscription rights for the shareholders of the Company. Each warrant carries the right to subscribe for one ordinary share of a nominal value of DKK 1. The exercise price is fixed at the fair market value of the Company’s ordinary shares at the time of grant as determined by the Company’s Board of Directors. The exercise prices of outstanding warrants under the Company’s warrant programs range from €6.48 to €130.96 depending on the grant dates. Vested warrants may be exercised in two or four annual exercise periods. Apart from exercise prices and exercise periods, the programs are similar.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Warrant Activity

The following table specifies the warrant activity during the three months ended March 31, 2020:

	Total Warrants	Weighted Average Exercise Price EUR
Outstanding at January 1, 2020	5,820,211	46.36

Granted during the period	190,200	121.45
Exercised during the period	—	—
Forfeited during the period	(69,047)	40.55
Expired during the period	—	—

Outstanding at March 31, 2020	5,941.364	48.83

Vested at the balance sheet date	3,010,538	28.04

Warrant Compensation Costs

Warrant compensation costs are determined with basis in the grant date fair value of the warrants granted and recognized over the vesting period.

	Three Months Ended March 31,
	2020	2019
	(EUR’000)
Research and development costs	8,890	4,934
General and administrative expenses	6,059	4,501

Total warrant compensation costs	14,949	9,435

Note 8—Share Capital

The share capital of Ascendis Pharma A/S consists of 47,985,837 outstanding shares at a nominal value of DKK 1, all in the same share class.

Note 9—Subsequent Events

No events have occurred after the balance sheet date that would have a significant impact on the results or financial position of the Company.